Exhibit 99.1

500.com Limited Entered into Two Agreements to Acquire Bitcoin Mining Machines

SHENZHEN, China, February 2, 2021 /PRNewswire/ —500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), today announced that it has entered into a definitive purchase agreement (the “Purchase Agreement”) for 5,900 bitcoin mining machines for a total consideration of approximately RMB55.2 million (approximately US$8.5 million). All of the bitcoin mining machines are expected to be delivered in the second quarter of 2021.

Concurrently with the Purchase Agreement, the Company today announced that it has entered into a framework agreement (the “Framework Agreement”), pursuant to which the Company has agreed in principle to purchase up to 10,000 bitcoin mining machines in 2021, subject to availability and certain other conditions. The Company is required to pay a performance bond of RMB2,000 per machine for the first 5,000 machines, or RMB10 million (approximately US$1.5 million) in aggregate.

Assuming full delivery of the 15,900 bitcoin mining machines, the Company’s total hash rate will be increased by approximately 1,000 petahashes per second (PH/S).

About 500.com Limited

500.com Limited (NYSE: WBAI) is an online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. Most recently, 500.com is actively developing its blockchain-related business.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

500.com Limited

ir@500wan.com

Ms. Danni Zheng

Head of Investor Relations

Phone: +86 755 8633 8005